August 18, 2023

VIA EDGAR

Mr. John F. Kernan Staff Accountant Division of Investment Management, Disclosure Review and Accounting Office Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	North Capital Funds Trust File No. 811-23404

Dear Mr. Kernan:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the North Capital Funds Trust (the “Registrant”) and its series, North Capital Treasury Money Market Fund (the “Fund”) of the Fund’s Form N-CSR, which includes its annual report for the fiscal year ended April 30, 2023 (the "Annual Report") and certain other filings as provided verbally in a phone conversation on August 1, 2023 to Randy Gerlach. The Staff’s comments and our responses are discussed below.

Comment 1:
Form N-CSR. The Staff reviewed Form N-CSR filed for the April 30, 2023 fiscal year end and noted that the auditor’s opinion on internal controls was appended to the financial statements rather than the audit opinion. Please file an amendment to the financial statements and Form N-CSR to incorporate the audit opinion.

Response:	The Registrant will file an amended Form N-CSR which includes the correct auditor’s opinion, issued at the time of their audit.

Comment 2:
Expense Limitation Agreement. The Staff notes that the advisor has waived fees and reimbursed expenses pursuant to both a voluntary yield support arrangement and a contractual expense limitation agreement with the Fund. Please confirm that the amounts disclosed in the Notes to the Financial Statements, as subject to potential future recoupment by the advisor, do not include fees waived or expenses reimbursed voluntarily by the advisor which are not subject to a right of recoupment.

Mr. John Kernan August 18, 2023 Page 2

Response:
The Registrant has reviewed this information and the amounts subject to recoupment disclosed in the Notes did inadvertently include amounts which were voluntarily waived that are not subject to recoupment. Those amounts are very small and immaterial.  The Registrant will confirm that no such amounts are reimbursed to the advisor, and going forward will confirm that only amounts subject to recoupment pursuant to the contractual expense limitation agreement are reflected in the Notes to the Financial Statements.

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If you have any further comments or questions, please contact Cassandra Borchers at (513) 352-6632.

Sincerely,

/s/ Cassandra Borchers
Cassandra Borchers

cc:	James P. Dowd, Chairman and President of Registrant
Michael Weaver, Secretary of Registrant